File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 25, 2005

VITRO, S.A. DE C.V.

NOTICE

GENERAL ORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of the Company and pursuant to Articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and another related articles provided by the Corporate By-Laws, the Shareholders of Vitro, S.A. de C.V., are called in first notice to the General Ordinary Annual Shareholders Meeting that will be held at the Gran Salón of the Club Industrial, A.C., located at Avenida Parteaguas #698, Loma Larga, in San Pedro Garza García, Nuevo León at 11:00 hours on the 17th day of March of 2005.

The meeting shall be executed under the following:

AGENDA

I. Presentation, discussion, approval or amendment of the 2004 annual report rendered by the Board of Directors pursuant to Article 172 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), considering the Examiner and Audit Committee’s Reports and taking the measures as may be deemed necessary.

II. Analysis and resolution of a project to apply the balance of the profit and loss account.

IV. Analysis and resolution of the maximum amount that may be assigned for the repurchase of Vitro’s issued shares.

IV. Analysis and resolution of a project for the payment of $0.30 pesos dividend per share and to revoke the payment of the dividend under the coupon number 60.

V. Appointment of Directors and Examiners for 2005 and determination of their fees.

VI. Appointment of Special Commissioners to appear before a Notary Public to formalize the voted resolutions, to register the same before the Public Registry of Commerce and to carry out the necessary procedures for the duly formalization of the same.

The Shareholders are hereby reminded that pursuant to Article 129 of the General Corporations Law and Article 78 of the Stock Market Law (“Ley del Mercado de Valores”), in order to attend to and participate in the Shareholders Meeting, the Shareholders must be registered in the Shares Registry of the Company and the pertaining shares certificates must be deposited either, in the office of the Secretary of the Board or in any Credit Institution of Mexico or in the “S.D. Indeval, S.A. de C.V.” Likewise and according to the foregoing provision, in connection with the shares certificates deposited in the “S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores”, the depositor must provide to the office of the Secretary of the Board a list of the Shareholders names or corporate names and the amount of the shares owned by every holder.
Likewise, pursuant to Article 27 of the Federal Tax Code (“Código Fiscal de la Federación”) the Shareholders must show their Mexican Tax Payer Id Number with the purpose of registering it. The Shareholders or their representatives must obtain from the office of the Secretary of the Board at least forty eight hours prior to the Meeting, a certificate that will be showed at the Meeting to credit the Shareholder’s nature and the number of shares represented.
The forms of the proxies that must be granted to the Shareholders representatives that will attend to the Meeting as well as the documentation and information pertaining to each of the items of the Agenda, are available for any entitled person or Stockholder Broker in the office of the Secretary of the Board.
The office of the Secretary of the Board is located at Ave. Ricardo Margáin Zozaya 440, Valle del Campestre in San Pedro Garza García, N.L.

San Pedro Garza García, N.L., this 25th day of February of the year 2005.
BOARD OF DIRECTORS

____________________________
RAÚL RANGEL HINOJOSA
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 25, 2005